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                              October 20, 2022

       Edward E. Jacobs, Jr.
       Chief Executive Officer
       Bioadaptives, Inc.
       2620 Regatta Drive
       Suite 102
       Las Vegas, NV 89128

                                                        Re: Bioadpatives, Inc.
                                                            Post-Qualification
Amendment No. 1 to Offering Statement on Form 1-A
                                                            Filed October 7,
2022
                                                            File No. 024-11819

       Dear Edward E. Jacobs:

                                                        We have reviewed your
amendment and have the following comment.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A

       General

   1. Please provide interim financial statements in accordance with paragraphs (b)(3)(B)
                                                        and(b)(5) in Part F/S
of Form 1-A. Please also revise your management's discussion and analysis to discuss
your financial condition, changes in financial condition and results of operations for each
period for which financial statements are required, including the causes of material
changes from period to period in financial statement line items.
                                                        Refer to Item 303(c) of
Regulation S-K.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

                                                        We remind you that the
company and its management are responsible for the accuracy
 Edward E. Jacobs, Jr.
Bioadaptives, Inc.
October 20, 2022
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ada D. Sarmento at 202-551-3798 or Laura Crotty at 202-551-7614 with any questions.



                                                          Sincerely,
FirstName LastNameEdward E. Jacobs, Jr.
                                                          Division of
Corporation Finance
Comapany NameBioadaptives, Inc.
                                                          Office of Life
Sciences
October 20, 2022 Page 2
cc:       J. Stephen Mills, Esq.
FirstName LastName